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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                      MARTHA STEWART LIVING OMNIMEDIA, INC.
                                (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of class of securities)


                                    573083102
                                 (CUSIP number)

                              THOMAS ROBERTS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8479
       (Name, address and telephone number of person authorized to receive notices and communications)


                                  July 29, 2005
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 7 pages)

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
CUSIP No. 573083102               Schedule 13D                     Page 2 of 7

           1             NAMES OF REPORTING PERSONS
                         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                         ALEXIS STEWART

           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                                                  (a)    [ ]
                                                                                                  (b)    [X]

           3             SEC USE ONLY

           4             SOURCE OF FUNDS:                                             OO

           5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                         PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]

           6             CITIZENSHIP OR PLACE OF ORGANIZATION:       UNITED STATES

   NUMBER OF SHARES
                                  7        SOLE VOTING POWER:
                                           0 SHARES OF CLASS A COMMON STOCK

 BENEFICIALLY OWNED BY            8        SHARED VOTING POWER
                                           28,891,112 SHARES OF CLASS A COMMON STOCK (1)
    EACH REPORTING
                                  9        SOLE DISPOSITIVE POWER:
                                           0 SHARES OF CLASS A COMMON STOCK

      PERSON WITH                 10       SHARED DISPOSITIVE POWER:
                                           28,891,112 SHARES OF CLASS A COMMON STOCK (1)

          11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                         PERSON:  28,891,112 SHARES OF CLASS A COMMON STOCK (SEE ITEM 5)

          12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES:                                                 [X] (SEE ITEM 5)

          13             PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11):
                                                                                         57.4% (2) (SEE ITEM 5)

          14             TYPE OF REPORTING PERSON:                                    IN

(1) Includes 28,891,112 shares of the Company's Class A Common Stock which the Reporting Person may beneficially own pursuant to (i) a revocable proxy, dated as of October 6, 2004, whereby Martha Stewart appointed the Reporting Person as her true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by Martha Stewart from time to time and a power of attorney, dated as of October 6, 2004, whereby Martha Stewart appointed the Reporting Person as her attorney-in-fact and (ii) a revocable proxy, dated as of October 6, 2004, whereby the Martha Stewart Family Limited Partnership ("MSFLP") appointed the Reporting Person as its true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by MSFLP from time to time. The 28,891,112 shares of Class A Common Stock include the following: (i) 1,005,100 shares of Class A Common Stock owned by Martha Stewart, (ii) options to purchase 262,500 shares of Class A Common Stock held by Martha Stewart which are exercisable within 60 days of July 29, 2005, but excludes options to purchase 37,500 shares of Class A Common Stock held by Martha Stewart which are not exercisable within 60 days of July 29, 2005, and (iii) 27,623,512 shares of the Company's Class B Common

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CUSIP No. 573083102               Schedule 13D                     Page 3 of 7


Stock, each of which is convertible at the option of the holder into one share of Class A Common Stock, and all of which are owned by MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP.

(2) Based upon a total of 22,474,335 shares of Class A Common Stock outstanding as of May 4, 2005, as reported in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2005, and assumes (i) the conversion of 27,623,512 shares of Class B Common Stock and (ii) the exercise of options to purchase 262,500 shares of Class A Common Stock held by Martha Stewart which are exercisable within 60 days of July 29, 2005, but assumes no other exercises or conversions of any other derivative or convertible securities relating to the Company's Class A Common Stock.

CUSIP No. 573083102               Schedule 13D                     Page 4 of 7


                            Statement on Schedule 13D

         This Amendment No. 2 ("Amendment No. 2") amends the Statement on
Schedule 13D filed on January 26, 2005, as amended by Amendment No. 1 filed on July 6, 2005, (as amended, the "Schedule 13D"), by and on behalf of Alexis Stewart (the "Reporting Person").

         Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is amended and restated in its entirety to read as follows:

         No funds were expended by the Reporting Person in connection with the distributions described in Item 4 below.

         Except as indicated above, the information set forth in Item 3 of the
Schedule 13D remains unchanged.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is amended and supplemented by adding the following after the last paragraph thereof:

         THE DISTRIBUTIONS

         On July 29, 2005, the sole general partner of MSFLP converted 1,077,734 shares of Class B Common Stock of the Company held by MSFLP into an equal number of shares of Class A Common Stock of the Company. MSFLP subsequently distributed such shares of Class A Common Stock to its partners pursuant to the provisions of the Second Amended and Restated Agreement of Limited Partnership of MSFLP (the "MSFLP Distribution"). Pursuant to the MSFLP Distribution, (i) 5,766 shares of Class A Common Stock were distributed to Martha Stewart, as the sole general partner of MSFLP, (ii) 7,124 shares of Class A Common Stock were distributed to the Martha Kostyra Spray Trust (the "Spray Trust"), of which Martha Stewart and Lawrence Shire are co-trustees and Martha Stewart is a beneficiary, and (iii) 1,064,844 shares of Class A Common Stock were distributed to Martha Stewart Partners, L.P. ("MS Partners").

         Also on July 29, 2005, MS Partners distributed the 1,064,844 shares of Class A Common Stock received by it in the MSFLP Distribution to its partners pursuant to the provisions of the Limited Partnership Agreement of MS Partners (the "MS Partners Distribution"). Pursuant to the MS Partners Distribution, (i) 10,648 shares of Class A Common Stock were distributed to M. Stewart, Inc., a Delaware corporation ("M. Stewart"), as the sole general partner of MS Partners, of which Martha Stewart is the sole director and an executive officer, (ii) 119,262 shares of Class A Common Stock were distributed to Martha Stewart, as a limited partner of MS Partners, (iii) 29,816 shares of Class A Common Stock were distributed to the Martha Stewart 1999 Family Trust (the "1999 Trust"), of which Martha Stewart is the sole trustee, (iv) 37,270 shares of Class A Common Stock were distributed to the Martha Stewart 2000 Family Trust (the "2000 Trust" and, together with the Spray Trust and the 1999 Trust, the "Trusts"), of which Martha Stewart and Lawrence Shire are co-trustees, and (v) 867,848 shares of Class A Common Stock were distributed to the Spray Trust, of which Martha Stewart and Lawrence Shire are co-trustees and Martha Stewart is a beneficiary.

         Also on July 29, 2005, the Spray Trust distributed the 7,124 shares of Class A Common Stock received by it in the MSFLP Distribution and the 867,848 shares of Class A Common Stock received by it in the MS Partners Distribution (an aggregate of 874,972 shares) to Martha Stewart, as a beneficiary (the "Spray Trust Distribution").

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CUSIP No. 573083102               Schedule 13D                     Page 5 of 7


         The MSFLP Distribution, the MS Partners Distribution and the Spray Trust Distribution were effected for estate planning purposes.

         Except as indicated above, the information set forth in Item 4 of the
Schedule 13D remains unchanged.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Part (a) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

         (a) As of the date hereof, the Reporting Person may be deemed to beneficially own 28,891,112 shares of Class A Common Stock. This number includes
(i) 1,005,100 shares of Class A Common Stock owned by Martha Stewart, (ii) options to purchase 262,500 shares of Class A Common Stock held by Martha Stewart which are exercisable within 60 days of July 29, 2005, and (iii) 27,623,512 shares of the Company's Class B Common Stock, owned directly by MSFLP and indirectly by Martha Stewart as the sole general partner of MSFLP, each of which is convertible at the option of the holder into one share of Class A Common Stock.

         The Reporting Person may be deemed to own an aggregate of 57.4% of the Company's Class A Common Stock, which is calculated based on a total of 22,474,335 shares of Class A Common Stock outstanding as of May 4, 2005, as reported in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2005, and assumes (i) the conversion of 27,623,512 shares of Class B Common Stock and (ii) the exercise of options to purchase 262,500 shares of Class A Common Stock held by Martha Stewart which are exercisable within 60 days of July 29, 2005, but assumes no other exercises or conversions of any other derivative or convertible securities relating to the Company's Class A Common Stock.

         By virtue of the relationships described in Item 4 above, the Reporting Person may be deemed to have become a member of a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. For purposes of disclosing the number of shares beneficially owned by the Reporting Person, the Reporting Person may also be deemed a beneficial owner, with shared voting and dispositive power, of an additional 29,816 shares of Class A Common Stock owned beneficially and directly by the 1999 Trust, 10,648 shares of Class A Common Stock owned beneficially and directly by M. Stewart, 37,270 shares of Class A Common Stock owned beneficially and directly by the 2000 Trust, as a result of the MS Partners Distribution described in Item 4 above, zero shares of Class A Common Stock owned beneficially and directly by MS Partners and, as a result of the Spray Trust Distribution described in Item 4 above, zero shares of Class A Common Stock owned beneficially and directly by the Spray Trust, for a total beneficial ownership of 28,968,846, which represents 57.5% of the shares of Class A Common Stock outstanding. The Reporting Person disclaims beneficial ownership of all such securities, and this report shall not be deemed to be an admission that she is the beneficial owner of such securities. MSFLP and Martha Stewart, individually, as the sole general partner of MSFLP and as co-trustee or trustee, as applicable, of each of the Trusts, report separately on Schedule 13G. MS Partners, M. Stewart, each of the Trusts, and Lawrence Shire, as co-trustee of the 2000 Trust and the Spray Trust, report separately on Schedules 13D.

         Part (b) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

         (b) The responses of the Reporting Person to (i) Rows (7) through (10) of the cover page of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

         Part (c) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

         On July 29, 2005, the sole general partner of MSFLP converted 1,077,734 shares of the Class B Common Stock held by MSFLP into an equal number of shares of Class A Common Stock.

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
CUSIP No. 573083102               Schedule 13D                     Page 6 of 7


         Also on July 29, 2005, MSFLP disposed of 1,077,734 shares of Class A Common Stock through distributions to its partners, for no consideration, in the following amounts: 5,766 shares were distributed to Martha Stewart, as the sole general partner of MSFLP; 7,124 shares were distributed to the Spray Trust; and 1,064,844 shares were distributed to MS Partners.

         Part (d) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

         (d) (i) Martha Stewart is the record owner of 28,891,112 shares of Class A Common Stock that the Reporting Person may be deemed to beneficially own and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Class A Common Stock.

         (ii) The 1999 Trust is the record owner of 29,816 shares of Class A Common Stock that the Reporting Person may be deemed to beneficially own. Martha Stewart, as the sole trustee of the 1999 Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Class A Common Stock.

         (iii) M. Stewart is the record owner of 10,648 shares of Class A Common Stock that the Reporting Person may be deemed to beneficially own and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Class A Common Stock.

         (iv) The 2000 Trust is the record owner of 37,270 shares of Class A Common Stock that the Reporting Person may be deemed to beneficially own. Lawrence Shire and Martha Stewart, as co-trustees of the 2000 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Class A Common Stock.

         (v) On July 29, 2005, MS Partners was the beneficial owner of 1,064,844 shares of Class A Common Stock. As a result of the MS Partners Distribution, MS Partners is the record owner of zero shares of Class A Common Stock that the Reporting Person may be deemed to beneficially own. M. Stewart, as the sole general partner of MS Partners, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Class A Common Stock.

         (vi) On July 29, 2005, the Spray Trust was the beneficial owner of 874,972 shares of Class A Common Stock. As a result of the Spray Trust Distribution, the Spray Trust is the record owner of zero shares of Class A Common Stock that the Reporting Person may be deemed to beneficially own. Lawrence Shire and Martha Stewart, as co-trustees of the Spray Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Class A Common Stock.

         Except as provided herein, no person other than each respective owner referred to herein of Class A Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Class A Common Stock.

         Except as indicated above, the information set forth in Item 5 of the
Schedule 13D remains unchanged.


             [The remainder of this page intentionally left blank.]



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CUSIP No. 573083102               Schedule 13D                     Page 7 of 7


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 29, 2005



/s/ ALEXIS STEWART
-----------------------------------
Alexis Stewart



























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